Exhibit 12.1

Six Flags Entertainment Corporation
Computation of Ratio of Earnings to Fixed Charges

	Successor										Predecessor
	Year Ended December 31,								Eight Months Ended December 31,		Four Months Ended April 30,
(Amounts in thousands)	2014		2013		2012		2011		2010		2010
Earnings:
Income from continuing operations	$113,489		$156,324		$395,766		$11,944		$85,406		$539,190
Income tax expense (benefit)	46,522		47,601		(184,154)		(8,065)		11,177		112,648
Interest Expense	73,057		75,044		47,444		66,214		54,455		74,375
Loss on debt extinguishment, net	—		789		587		46,520		18,493		—
Estimated interest component of rental expense	3,153		3,298		3,126		3,178		1,959		923
Adjusted earnings	$236,221		$283,056		$262,769		$119,791		$171,490		$727,136

Fixed Charges:
Interest Expense	$73,057		$75,044		$47,444		$66,214		$54,455		$74,375
Estimated interest component of rental expense	3,153		3,298		3,126		3,178		1,959		923
Total fixed charges	$76,210		$78,342		$50,570		$69,392		$56,414		$75,298

Ratio of earnings to fixed charge	3.1	x	3.6	x	5.2	x	1.7	x	3.0	x	9.7	x

Excess	$160,011		$204,714		$212,199		$50,399		$115,076		$651,838